UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from              to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

National Interstate Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

National Interstate Corporation

3250 Interstate Drive

Richfield, Ohio 44286-9000

NATIONAL INTERSTATE

SAVINGS AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

    National Interstate Savings and Profit Sharing Plan

Richfield, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the NATIONAL INTERSTATE SAVINGS AND PROFIT SHARING PLAN and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

During 2008, the Plan adopted Statement of Accounting Standards (“SFAS”) 157, “Fair Value Measurements.”

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of National Interstate Savings and Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 24, 2009

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

National Interstate

Savings and Profit Sharing Plan

	December 31
	2008	2007
ASSETS
Receivable - Employer contributions	$400,198	$436,906

Total Receivables	400,198	436,906

Investments (at fair value):
MFS Lifetime Retirement Income	11,309	982
Franklin Total Return Fund-A	48,240	4,532
National Interstate Corp Stock Fund	72,264	50,335
MFS Conservative Allocation	78,258	184,293
Victory Special Value	92,302	63,784
MFS Lifetime 2010	134,160	144,532
MFS Lifetime 2040	243,627	451,494
MFS Value	256,522	384,870
MFS Lifetime 2030	321,940	470,389
MFS Lifetime 2020	328,484	425,082
Franklin Strategic Income	403,876	386,134
Oppenheimer Main St Small Cap	507,812	700,434
T. Rowe Price Equity Income	640,857	945,767
American Funds Growth Fund of America	647,620	824,120
Thornburg International Value	704,358	1,186,207
MFS Fixed Fund	1,089,138	901,731
Participant Loans	135,956	127,228

Total Investments	5,716,723	7,251,914

Total Assets	6,116,921	7,688,820

LIABILITIES	—	—

Net Assets Reflecting all Investments at Fair Value	6,116,921	7,688,820

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	89,744	8,889

Net Assets Available for Benefits	$6,206,665	$7,697,709

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

National Interstate

Savings and Profit Sharing Plan

	Year Ended December 31
	2008	2007
Additions to Net Assets Attributed to:
Contributions:
Employer	$400,198	$436,906
Employee	831,937	771,886
Other (including rollovers)	62,905	113,324

	1,295,040	1,322,116

Interest and dividend income	5,369	9,998
Net unrealized/realized appreciation	—	588,059

Total Additions	1,300,409	1,920,173

Deductions from Net Assets Attributed to:
Benefits paid to participants	456,122	851,192
Administrative expenses	1,300	1,837
Net unrealized/realized depreciation	2,334,031	—

Total Deductions	2,791,453	853,029

Net (Decrease) Increase	(1,491,044)	1,067,144

Net Assets Available for Benefits:
Beginning of Year	7,697,709	6,630,565

End of Year	$6,206,665	$7,697,709

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

1	Description of Plan

The following description of The National Interstate Savings and Profit Sharing Plan (the ‘Plan’) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began March 30, 1989, is a defined contribution plan covering all employees of National Interstate Corporation and its Subsidiaries (the ‘Company’) who meet the hour and age requirements. Effective January 1, 2007, employees from our United States Virgin Islands office, Hudson Management Group, are also included in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (‘ERISA’).

Eligibility:

Any employee who has completed three months of service and has attained age 18 shall be eligible to participate in the Plan.

Contributions:

Cash or Deferred Option - Participants may elect to contribute to the Plan 1% to 100% of their compensation by the Company, subject to the dollar limit which is set by law.

Employer Contributions - The Company may make discretionary profit sharing contributions. These contributions are allocated to participants who meet the eligibility requirements to share in the contribution for the Plan year. Employees must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this discretionary profit sharing contribution. Employees will have completed a year of service for purposes of receiving a discretionary profit sharing contribution if they are credited with at least 1,000 hours of service during a Plan year.

The contribution is an amount equal to a specified percentage of employees’ compensation as determined by the Company. The Company made contributions of $400,198 and $436,906 for the years ended 2008 and 2007, respectively.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

1	Description of Plan, Continued

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Participants’ Accounts:

401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer discretionary contributions, earnings and losses thereon.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Participants become 100% vested in Company contributions made prior to December 31, 2006, after five years of service and contributions made subsequent to December 31, 2006, after three years of service.

Forfeitures:

Forfeited non-vested accounts totaled $48,967 and $132,053 as of December 31, 2008 and 2007, respectively. The Company utilizes forfeiture amounts to pay Plan administrative expenses and employer contributions.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may have no more than four outstanding loans borrowed from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest. The Administrator determines a reasonable rate of interest. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65; however, a participant may elect early retirement on or after age 55. The Plan also provides for early payment of benefits after reaching age 59- 1/2.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

1	Description of Plan, Continued

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the vested value of his or her account unless another form of payment is elected.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.

Company Shares:

On August 7, 2007, the Company filed a Form S-8 registration statement with the Securities and Exchange Commission registering 250,000 shares to be offered in the Plan. Effective August 2007, participants in the Plan can choose to invest in the Company Stock Fund, which is invested in shares of National Interstate Corporation common stock.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. Registered investment companies and common collective trusts are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by a registered broker or investment banker. The fair value of the common collective trust, or investment contracts, are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Loans are valued at cost, which approximates fair value.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies, Continued

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative fees are paid by the Company.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Upon full termination of the Plan, the Employer shall direct the distribution of the assets of the Trust Fund to Participants in a manner which is consistent with and satisfies the Distribution of Benefits provision of the Plan. Distributions to a participant shall be made in cash or through the purchase of irrevocable nontransferable deferred commitments from an insurer.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan’s investments include investments in registered investment companies and a common collective trust that have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

3	Tax Status

The Plan sponsor has obtained an opinion letter dated September 4, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4	Investments

The Plan’s funds are invested in the various registered investment companies and a common collective trust in 2008 through Hartford Retirement Services; this remains unchanged from 2007. Investments which constitute more than 5% of the Plan’s net assets are:

	2008	2007
MFS Fixed Fund	$1,089,138	$901,731
MFS Lifetime 2040	N/A	451,494
MFS Value	N/A	384,870
MFS Lifetime 2030	321,940	470,389
MFS Lifetime 2020	328,484	425,082
Franklin Strategic Income	403,876	386,134
Oppenheimer Main St Small Cap	507,812	700,434
T. Rowe Price Equity Income	640,857	945,767
American Funds Growth Fund of America	647,620	824,120
Thornburg International Value	704,358	1,186,207

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

5	Party-in-Interest Transactions

Certain Plan investments in 2008 are registered investment companies managed by Reliance Trust Company, the Trustee effective as of April 1, 2008. In 2007, the registered investment companies were managed by MFS Heritage Trust, the Trustee, as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management and administrative services.

6	Investment Contract with Insurance Company

Effective December 21, 2006, the Plan entered into benefit-responsive investment contracts with Sun Life Retirement Services. Effective March 1, 2008, Sun Life Retirement was acquired by Hartford Retirement Services. Hartford Retirement Services and Sun Life Retirement Services, respectively, maintain the contributions in a general account. The account represents contributions and reinvested income, less any withdrawals plus accrued interest because the investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution other than at contract value.

As described in Note 2, because the contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Hartford Retirement Services, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. In 2008 and 2007, the crediting interest rate with Hartford Retirement and Sun Life Retirement Services for the common collective trust was 0%, respectively. The interest rate is reviewed periodically for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such value event that would limit the Plan’s ability to transact at contract value with participants is probable.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

6	Investment Contract with Insurance Company, Continued

The average yield and crediting interest rate of the contract with Hartford Retirement Services was 6.5% and 3.2%, respectively, during the year ended December 31, 2008. The average yield and crediting interest rate of the contract with Sun Life Retirement Services was 4.9% during the year ended December 31, 2007.

	2008
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
MFS Fixed Fund	$1,089,138	$89,744	$1,178,882

	2007
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
MFS Fixed Fund	$901,731	$8,889	$910,620

7	Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, the Plan must determine the appropriate level in the fair value hierarchy for each fair value measurement. The fair value hierarchy in SFAS No. 157 prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

7	Fair Value Measurements, Continued

Level 1 inputs are quoted prices (unadjusted) in active markets for identical securities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves. Level 3 inputs are unobservable inputs for the asset or liability.

The following table presents the Plan’s investments categorized by the level within the SFAS No. 157 hierarchy in which the fair value measurements fall at December 31, 2008:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Investments:
Mutual funds	$4,419,365	$—	$—	$4,419,365
Company stock fund	72,264	—	—	72,264
Common collective trust	—	1,089,138	—	1,089,138
Participant loans	—	—	135,956	135,956

Total investments:	$4,491,629	$1,089,138	$135,956	$5,716,723

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

7	Fair Value Measurements, Continued

The following table presents a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2008:

Year Ended December 31, 2008

Participant Loans
Beginning balance at January 1, 2008	$127,228
Total gains or (losses)
Included in earnings	—
Included in other comprehensive income	—
Purchases, issuances and settlements	8,728
Transfers in and/or (out) of Level 3	—

Ending balance at December 31, 2008	$135,956

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—

8	Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” This FASB Staff Position (“FSP”) amends Statement of Financial Accounting Standard (“SFAS”) No. 107, “Disclosures About Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” This FSP amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

8	Recent Accounting Pronouncements

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.

These FSPs are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The FSPs do not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, the FSPs require comparative disclosures only for periods ending after initial adoption. The Plan does not expect the changes associated with the adoption of these FSPs will have a material effect on the determination or reporting of its financial results or its net assets available for benefits.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

National Interstate

Savings and Profit Sharing Plan

34-1607396

Plan Number 001

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	MFS Lifetime Retirement Income	Registered Investment Company	N/A	$11,309
*	Franklin Total Return Fund-A	Registered Investment Company	N/A	48,240
*	National Interstate Corp Stock Fund	Common Stock	N/A	72,264
*	MFS Conservative Allocation	Registered Investment Company	N/A	78,258
*	Victory Special Value	Registered Investment Company	N/A	92,302
*	MFS Lifetime 2010	Registered Investment Company	N/A	134,160
*	MFS Lifetime 2040	Registered Investment Company	N/A	243,627
*	MFS Value	Registered Investment Company	N/A	256,522
*	MFS Lifetime 2030	Registered Investment Company	N/A	321,940
*	MFS Lifetime 2020	Registered Investment Company	N/A	328,484
*	Franklin Strategic Income	Registered Investment Company	N/A	403,876
*	Oppenheimer Main St Small Cap	Registered Investment Company	N/A	507,812
*	T. Rowe Price Equity Income	Registered Investment Company	N/A	640,857
*	American Funds Growth Fund of America	Registered Investment Company	N/A	647,620
*	Thornburg International Value	Registered Investment Company	N/A	704,358
*,^^	MFS Fixed Fund	Common Collective Trust	N/A	1,178,882
*	Participant Loans	Notes Receivable (4.25%-7.00%, at various maturity dates)	N/A	135,956

				$5,806,467

*	Party-in-interest to the Plan.
^^	Amount reported at contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Interstate Savings and Profit Sharing Plan

By:	/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

Date: June 24, 2009